Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIOS

	Period from
	Inception to	Fiscal Year Ended				Nine Months Ended
	September 30,					June 30,
	2002	2003		2004		2004		2005(1)
	(dollars in thousands)					(unaudited, dollars in thousands)
Earnings:
Net Income/(Loss)	$(2,961)	$49,957		$84,709		$61,608		$24,838
Add amortization of capitalized interest		51		68		51		51
Less amount of interest capitalized	—	(1,416)		(654)		(448)		(3,356)
Add fixed charges	—	16,932		34,356		21,416		85,574
Total earnings available for fixed charges	$(2,961)	$65,524		$118,479		$82,627		$107,107
Fixed Charges:
Interest expense	—	15,515		33,702		20,968		82,218
Interest capitalized	—	1,416		654		448		3,356
Total Fixed Charges	—	16,932		34,356		21,416		85,574
Ratio of Earnings to Fixed Charges	—	3.9	x	3.4	x	3.9	x	1.3	x

(1)          The Ratio of Earnings to Fixed Charges for the nine months ended June 30, 2005 includes the effect of a $49.2 million charge to earnings, recorded as interest expense, relating to the early extinguishment of the Term Loan.